                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Z-Tel Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   988 792 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Mutual Trust Management (Jersey) Limited
                                  P.O. Box 274
                           Thirty Six Hilgrove Street
                           St. Helier, Jersey JE4 8TR
                              Attn: Denis Therezien
                              (011) 44-1534-726573
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


             December 31, 2000/ October 30, 2001/ December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   The Mayer Trust
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
  NUMBER OF        -------------------------------------------------------------
   SHARES          8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,740,100(1)
    EACH           -------------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Eduard J. Mayer
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Canada
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           2,947(1)* See disclaimer herein.
     EACH          -------------------------------------------------------------
   REPORTING
    PERSON         9  SOLE DISPOSITIVE POWER
     WITH
                      -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      2,947(1)* See disclaimer herein.
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,947(1)* See disclaimer herein.
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [X]

   *    Mr. Mayer disclaims beneficial ownership of all shares owned directly by Fulmead and indirectly by the other Reporting Persons jointly filing this Statement for purposes of this Schedule 13D.
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   Less than 1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN
--------------------------------------------------------------------------------

(1) Includes 947 shares issuable upon exercise of options granted in July 1999 and 2,000 shares issuable upon exercise of options issued in May 2000 that are exercisable or will be exercisable within 60 days after December 31, 2001.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Mutual Risk Management Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR  2(e)                                                       [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    -0-
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          3,740,100(1)
    EACH         ---------------------------------------------------------------
  REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   MRM Services Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        -0-
   NUMBER OF         -----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             3,740,100(1)
     EACH            -----------------------------------------------------------
   REPORTING         9  SOLE DISPOSITIVE POWER
    PERSON
     WITH               -0-
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER

                        3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   MTM Group Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR  2(e)                                                       [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           3,740,100(1)
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH             -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Mutual Risk Management (Holdings) Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           -0-
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH             -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   -0-
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   -0-
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Mutual Trust Management (Jersey) Limited (formerly named Hemisphere Trust (Jersey) Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,740,100(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   MTM Trustees Limited (formerly named Hemisphere Trustees Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,740,100(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   MTM Nominees Limited (formerly named Hemisphere Nominees Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    -0-
   NUMBER OF     ---------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         3,740,100(1)
     EACH        ---------------------------------------------------------------
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           -0-
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   MTM Investments Limited (formerly named Hemisphere Investments Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,740,100(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares, all of which are owned directly by Fulmead.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Fulmead Ventures Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,740,100(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,740,100(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,740,100(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.6%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 341,296 shares issuable upon conversion of Series D Preferred, 163,818 shares issuable upon exercise of warrants issued along with the Series D Preferred shares, 715,037 shares issuable upon conversion of Series G Preferred and 171,429 shares issuable upon issuance of warrants issued along with the Series G Preferred shares.

(2) Based on 33,974,591 shares outstanding on November 9, 2001, as reported in the Issuer's Form 10-Q for the periods ending September 30, 2001, together with the 1,391,580 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

         This Amendment No. 1 (to "Amendment No. 1") to Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Z-Tel Technologies, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed on February 8, 2000 (the "Original 13D"), relating to the holdings of shares of Common Stock for which the Reporting Persons may be deemed to be the beneficial owners. Unless otherwise indicated, all capitalized terms shall have the same meaning ascribed thereto in the Original 13D.

ITEM 1. SECURITY AND ISSUER

         No change.

ITEM 2. IDENTITY AND BACKGROUND

         The current name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the current executive officers, directors and persons who may be deemed in control of each of the Reporting Persons (other than MRM Holdings, which will cease to be a Reporting Person) are set forth on Appendices A-H hereto and incorporated herein by reference.

         Subsection a. of Item 2 is hereby amended by deleting the fourth sentence in its entirety and replacing it with the following current information: "A principal beneficiary of the Trust, but without legal right to the assets or control of the Trust, is Eduard J. Mayer, who served as a director and executive officer of the Issuer until November 2001."

         This Amendment No. 1 hereby amends the Schedule 13D to reflect the change of names of (i) Hemisphere Trust (Jersey) Limited to Mutual Trust Management (Jersey) Limited ("MTM Trust"), (ii) Hemisphere Trustees Limited to MTM Trustees Limited ("MTM Trustees"), (iii) Hemisphere Nominees Limited to MTM Nominees Limited ("MTM Nominees") and (iv) Hemisphere Investments Limited to MTM Investments Limited ("MTM Investments"). In connection with these name changes, the address of each of MTM Trustees, MTM Nominees, MTM Investments has changed to P.O. Box 274, Thirty Six Hilgrove Street, St. Helier, Jersey JE4 8TR.

         Subsection c. of Item 2 is hereby amended to reflects that MRM Holdings, a subsidiary of MRM, no longer controls MTM Trust and therefore is no longer part of the indirect control of Fulmead. Accordingly, all references to MRM Holdings in Item 2 and the Schedule 13D are amended to reflect this change and the changes in ownership structure indicated below. Subsequent tot he filing of this Amendment No. 1, MRM Holdings will cease to be a Reporting Person.

         This Amendment No. 1 hereby amends the Schedule 13D as follows to reflect the addition of (i) MRM Services Ltd. ("MRM Services") and
(ii) MTM Group Ltd. ("MTM Group") as Reporting Persons. MRM Services is a wholly owned subsidiary of MRM. MTM Group is a wholly owned subsidiary of MRM Services and the current owner of 100% of MTM Trust.

         MRM Services is a limited liability company formed under the laws of Bermuda. The principal business of MRM Services is to own and manage various trust management entities. The principal business offices of MRM Services are located at 44 Church Street, Hamilton HM 12, BERMUDA.

         MTM Group is a limited liability company formed under the laws of Bermuda. The principal business of MTM Group is to own and manage various trust management entities. The principal business offices of MTM Group are located at 44 Clarendon House, 2 Church Street, Hamilton HM 11, BERMUDA.

         Pursuant to the regulations promulgated under Section 13(d) of Act, MRM, MRM Services, MTM Group, MTM Trust, MTM Trustees, MTM Nominees, MTM Investments, Fulmead and the Trust each may be deemed a beneficial owner of the shares of Common Stock. Nevertheless, the filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D relates.

         During the past five years, none of the Reporting Persons, nor any of the executive officers, directors or persons controlling any of the Reporting Persons has been (a) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Other than the changes noted above, there are no other changes to the information previously provided in Item 2.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by the addition of the following:

         On July 6, 2000, Fulmead purchased directly from the Issuer, for an aggregate sum of $3 million, 250,000 shares of Series D Preferred, par value $.01 per share, of the Issuer ("Series D Preferred") and warrants to purchase 125,000 shares of Common Stock at an exercise price of $13.80 per share (subject to adjustment described in the warrant). These shares of Series D Preferred were issued pursuant to the Certificate of Designations, Preferences and Relative Rights, Qualification Limitations and Restrictions of Series D Preferred (the "Series D Preferred Designations"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The shares of Series D Preferred acquired have a liquidation preference of $12.00 per share. The initial conversion price was $12.00 per share, making the shares of Series D Preferred convertible into 250,000 shares of Common Stock. As of the filing date of this Amendment No. 1, the shares of Series D Preferred held by Fulmead are convertible into approximately 341,297 shares of Common Stock and the related warrants are exercisable into 163,818 shares.

         On July 2, 2001, the Issuer entered into a Stock and Warrant Purchase Agreement with Fulmead and other investors, pursuant to which Issuer had the right to require these investors to purchase shares of Series G Preferred Stock, par value $0.01 per share, of the Issuer (the "Series G Preferred"). As consideration for entering into this agreement, the Issuer issued to Fulmead on July 2, 2001 warrants to purchase an aggregate of 171,429 shares of Common Stock. On July 5, 2001, Fulmead purchased directly from the Issuer 4.571429 shares of Series G Preferred, par value $.01 per share. On August 3, 2001, Fulmead purchased directly from the Issuer an additional 5.428571 shares of Series G Preferred. The shares of Series G Preferred acquired have a liquidation preference of $100,000 per share. Pursuant to the Stock and Warrant Purchase Agreement and the Series D Preferred Designations, the Series G Preferred held by Fulmead were not convertible to Common Stock until after stockholder approval in October 30, 2001. The aggregate purchase price for the Series G Preferred was $1,000,000. As of October 30, 2001, based upon an aggregate liquidation preference of $1,000,000 together with accrued and unpaid dividends of $24,429 as of September 30, 2001, and a conversion price of $1.49, the shares of Series G Preferred were convertible into approximately 687,536 shares of Common Stock. As of the filing date of this Amendment No. 1, based upon an aggregate liquidation preference of $1,000,000 together with accrued and unpaid dividends of

$65,406 as of December 31, 2001, and a conversion price of $1.49 the shares of Series G Preferred are convertible into approximately 715,037 shares of Common Stock.

         The source of funds used by Fulmead in making the foregoing purchases was the Trust.

         The terms of the Series D Preferred Designations and the Certificate of Designations, Preferences and Relative Rights, Qualification Limitations and Restrictions of Series G Preferred are incorporated herein by reference to the exhibits included or incorporated by reference in this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         No changes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5.a. is amended and restated as follows:

         a. As of July 6, 2000, assuming the conversion of the Series D Preferred and the exercise of the warrants, the Reporting Persons may be deemed to have owned 2,723,520 shares of Common Stock, or approximately 8.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act and there being 33,209,711 shares of Common Stock outstanding on May 4, 2000 (as reported in the Issuer's Form 10-Q filed on May 6, 2000).

         The issuances of Series G Preferred, related warrants and other securities by the Issuer in July 2001 caused a change in the conversion price and conversion ratio of the Series D Preferred and related warrants to a higher number of shares. The issuances of additional Series G Preferred and grants of stock options by the Issuer in August 2001 also caused a change in the conversion price and conversion ratio of the Series D Preferred and related warrants to a higher number of shares. However, the Series G Preferred held by Fulmead was not convertible into Common Stock until October 30, 2001. As of December 31, 2001, the shares of Series D Preferred held by Fulmead were convertible into approximately 341,296 shares of Common Stock and the related warrants issued in July 2000 were exercisable into 163,818 shares.

         As of December 31, 2001, each of the Reporting Persons may be deemed to have shared beneficial ownership of an aggregate of 3,740,100 shares of Common Stock, or approximately 10.6% of the outstanding shares of Common Stock based on the shares outstanding on November 9, 2001 as reported on the Issuer's Form 10-Q for the periods ending September 30, 2001. This ownership includes 2,348,520 shares of outstanding Common Stock owned of record by Fulmead, as well as shares of Common Stock issuable upon conversion of Series D Preferred and Series G Preferred and upon the exercise of the warrants owned of record by Fulmead as described in this Schedule 13D.

         b. MRM, through its ultimate control of Fulmead, has the ultimate shared power to vote or to direct the vote and has shared power to dispose or direct the disposition of all shares of Common Stock covered by this Statement. Each of the other Reporting Persons may be deemed to have shared voting power to vote or to direct the vote, or have shares power to dispose or direct the disposition of the shares of Common Stock by virtue of their direct or indirect control of the Trust and Fulmead.

         c. None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days from the date of filing of this Amendment No. 1 except as set forth in this Amendment No. 1.

         d. To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         e.       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Joint Filing Agreement, dated as of February 1,
                              2002 among (i) MRM, (ii) MRM Services, (iii) MTM Group, (iv) MTM Trust, (v) MTM Trustees, (vi) MTM Nominees, (vii) MTM Investments, (viii) Fulmead, (ix) the Trust, and (x) Eduard J. Mayer and (xi) Mutual Risk Management (Holdings) Limited.*

                  Exhibit B - Stock Purchase Agreement, dated as of July 6,
                              2000, by and between the Issuer and each of the investors listed on Schedule I thereto, including Fulmead. (Incorporated herein by reference to Exhibit 4.3 to Form 10-Q filed by the Issuer on August 14, 2000).

                  Exhibit C - Form of Warrant for the purchase of Common Stock
                              (Incorporated herein by reference to Exhibit 4.6 to Form 10-Q filed by the Issuer on August 14,
                              2000).

                  Exhibit D - Registration Rights Agreement dated as of July 2,
                              2001 (Incorporated herein by reference to Exhibit
                              4.5 to the Form 10-Q filed by the Issuer on August 14, 2000).

                  Exhibit E - Stock and Warrant Purchase Agreement, dated July
                              2, 2001, by and among the Issuer and the Investors listed on Schedule I thereto, including Fulmead (Incorporated herein by reference to Exhibit 4.13 of the Form 10-Q filed by the Issuer on November 13, 2001.)

                  Exhibit F - Common Stock Purchase Warrant, dated July 2,
                              2001.*

                  Exhibit G - Additional Investor Registration Rights Agreement,
                              dated July 2, 2001, by and between the Issuer and each of the Additional Investors named therein, including Fulmead (Incorporated by reference to Exhibit 4.17 of the Form 10-Q filed by the Issuer on November 13, 2001).



         * Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2002

                                       MUTUAL RISK MANAGEMENT LTD


                                       By: /s/ RICHARD O'BRIEN
                                          --------------------------------------
                                       Name:   Richard O'Brien
                                       Title:  Senior Vice President and
                                               General Counsel


                                       MRM SERVICES LTD.


                                       By: /s/ RICHARD O'BRIEN
                                          --------------------------------------
                                       Name:   Richard O'Brien
                                       Title:


                                       MTM GROUP LTD.


                                       By:
                                          --------------------------------------
                                       Name:
                                       Title:


                                       MUTUAL TRUST MANAGEMENT (JERSEY)
                                       LIMITED


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       MTM TRUSTEES LIMITED


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director

                                       MTM NOMINEES LIMITED


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director

                                       MTM INVESTMENTS LIMITED


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       FULMEAD VENTURES LIMITED


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       THE MAYER TRUST

                                       BY: MTM TRUSTEES LIMITED, as Trustee


                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       EDUARD J. MAYER

                                       /s/ EDUARD J. MAYER
                                       -----------------------------------------
                                       Eduard J. Mayer


                                       MUTUAL RISK MANAGEMENT (HOLDINGS)
                                       LIMITED


                                       By: /s/ ELIZABETH PRICE
                                          --------------------------------------
                                       Name:   Elizabeth Price
                                       Title:  Secretary

                                   APPENDIX A

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MRM.

Name and Citizenship or           Present Principal                                           Relationship to
 Place of Organization         Occupation or Employment             Business Address                MRM
-----------------------        ------------------------             ----------------          ----------------

Robert A. Mulderig           Chief Executive Officer of       Mutual Risk Management          Chairman; Chief
(Bermuda)                    MRM; Chairman of Legion          Limited                         Executive
                             Insurance Co.; Director of       44 Church Street, Hamilton      Officer
                             Professional Risk Management     HM12, BERMUDA
                             Services, Inc., The Galtney
                             Group, Inc. and The Bank of
                             N.T. Butterfield & Sons Ltd.

John Kessock, Jr.            President of MRM, Mutual Group   One Logan Square                Director;
(United States)              Ltd. and Legion; primarily       Suite 1500                      President
                             responsible for marketing        Philadelphia, PA 19103
                             MRM's programs; Chairman of
                             Commonwealth Risk Services
                             L.P. and the IPC Companies.
                             Director, Ward North America,
                             Inc.

Richard G. Turner            Executive Vice President of      One Logan Square                Director;
(United States)              MRM; President of CRS.           Suite 1500                      Executive Vice
                             Director of Colonial Penn        Philadelphia, PA 19103          President
                             Insurance Company

Glenn R. Partridge           Executive Vice President of      One Logan Square                Director;
(United States)              MRM; Senior Vice President of    Suite 1500                      Executive Vice
                             Legion; primarily responsible    Philadelphia, PA 19103          President
                             for Legion's underwriting
                             function

Doug Boyce                   Senior Vice President            Legion Insurance                Senior Vice
(U.S.A.)                     MRM                              One Logan Square                President
                                                              Suite 1500
                                                              Philadelphia, PA 19103

Bruce Connell                Executive Vice President         XL Capital                      Director
(Bermuda)                    XL Capital                       XL House
                                                              One Bermudiana Road
                                                              Hamilton, HM 11 Bermuda

Roger E. Dailey              Self-employed consultant         Builder Investment Group,       Director
(United States)                                               Inc.
                                                              No. 5 Piedmont Center
                                                              Suite 700
                                                              Atlanta, Georgia 30305

David J. Doyle               Partner in the law firm of       Clarendon House                 Director
(Bermuda)                    Conyers Dill & Pearman,          Church Street
                             Hamilton, Bermuda;               Hamilton HM11
                             Director of Bermuda              BERMUDA
                             subsidiaries of the Company

Arthur E. Engel              Principal of The Marine          The Marine Group LLC            Director
(United States)              Group, LLC; Director of          1311 First Street
                             Mutual Indemnity Ltd.            Coronado, CA 92118

Michael Esposito             Chairman                         XL Capital                      Director
(Bermuda)                    XL Capital                       XL House
                                                              One Bermudiana Road
                                                              Hamilton HM 11 Bermuda

William F. Galtney, Jr.      Chairman and CEO of The          The Galtney Group, Inc.         Director
(United States)              Galtney Group Inc.,              820 Gessner, Suite 1000
                             Houston, Texas; Director of      Houston, Texas 77024
                             Everest Re (Holdings) Ltd.

Fiona Luck                   Executive Vice President         XL Capital                      Director
(Bermuda)                    XL Capital                       XL House
                                                              One Bermudiana Road
                                                              Hamilton HM 11 Bermuda

Jerry S. Rosenbloom          Frederick H. Ecker               Wharton School of the           Director
(United States)              Professor of Insurance and       University of Pennsylvania
                             Risk Management and              310 Colonial PennCenter
                             Academic Director,               Philadelphia, PA 19104-6218
                             Certified Employee Benefit
                             Specialist Program,
                             Wharton School, University of
                             Pennsylvania. Director of
                             Annuity and Life Re
                             (Holdings) Ltd., Harleysville
                             Mutual Insurance Company,
                             Terra Nova Group and Trustee
                             of Century Shares Trust

Norman L. Rosenthal          President of Norman L.           415 Spruce Street               Director
(United States)              Rosenthal & Associates,          Philadelphia, PA 19106
                             Inc.; Director - Plymouth
                             Rock Assurance Company

Joseph D. Sargent            Chairman, Bradley, Foster &      185 Asylum St.                  Director
(United States)              Sargent, Inc.; Vice              Hartford, Connecticut
                             Chairman of Connecticut          06103-
                             Surety Corporation;              3402
                             Director, Trenwick Group,
                             Inc., Policy Management
                             Systems Corp., EW Blanch Inc.,
                             Executive Risk Inc., MMI
                             Companies Inc., and Command
                             Systems, Inc.

Wellford Tabor               Principal                        First Union Capital Partners    Director
(U.S.A.)                     First Union                      301 S. College Street
                             Capital Partners                 12th Floor
                                                              Charlotte, NC 28288-0732

Paul D. Watson               Senior Vice President and        Mutual Risk Management Limited  Senior Vice President
(Bermuda)                    Chief Operating Officer of       44 Church Street, Hamilton      and Chief Operating
                             MRM                              HM12, BERMUDA                   Officer

Jim Kelly                    Senior Vice President and        Mutual Risk Management Limited  Senior Vice President
(Bermuda)                    Chief Financial Officer of       44 Church Street, Hamilton      and Chief Financial
                             MRM                              HM12, BERMUDA                   Officer

Richard E. O'Brien           Senior Vice President and        Mutual Risk Management          Senior Vice
(Bermuda)                    General Counsel of MRM           Limited                         President and
                                                              44 Church Street, Hamilton      General Counsel
                                                              HM12, BERMUDA

         MRM advises that no persons and/or organizations control MRM (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix B

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MRM Services.

Name and Citizenship or            Present Principal                                        Relationship to
 Place of Organization         Occupation or Employment             Business Address         MRM Services
-----------------------        ------------------------             ----------------       ---------------

Robert A. Mulderig              Chief Executive Officer of       Mutual Risk Management       Director
(Bermuda)                       MRM; Chairman of Legion          Limited                      President
                                Insurance Co.; Director of       44 Church Street, Hamilton
                                Professional Risk Management     HM12, BERMUDA
                                Services, Inc., The Galtney
                                Group, Inc. and The Bank of
                                N.T. Butterfield & Sons Ltd.

David J. Doyle                  Partner in the law firm of       Clarendon House              Director
(Bermuda)                       Conyers Dill & Pearman,          Church Street
                                Hamilton, Bermuda;               Hamilton HM11
                                Director of Bermuda              BERMUDA
                                subsidiaries of the
                                Company


         MRM Services advises that no persons and/or organizations other than MRM, which owns 100% of the capital stock of MRM Services, control MRM Services (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix C

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Group.

Name and Citizenship or             Present Principal                                      Relationship to
 Place of Organization          Occupation or Employment              Business Address        MTM Group
-----------------------         ------------------------              ----------------     ---------------


Robert A. Mulderig              Chief Executive Officer of       Mutual Risk Management       Director
(Bermuda)                       MRM; Chairman of Legion          Limited                      President
                                Insurance Co.; Director of       44 Church Street,
                                Professional Risk Management     Hamilton HM12,
                                Services, Inc., The Galtney      BERMUDA
                                Group, Inc. and The Bank of
                                N.T. Butterfield & Sons Ltd.

David J. Doyle                  Partner in the law firm of       Clarendon House              Director
(Bermuda)                       Conyers Dill & Pearman,          Church Street
                                Hamilton, Bermuda;               Hamilton HM11
                                Director of Bermuda              BERMUDA
                                subsidiaries of the
                                Company

Colin M. Alexander              Senior Vice President of MRM     Mutual Risk Management       Director and Chief
(Bermuda)                                                        Limited                      Financial Officer
                                                                 44 Church Street,
                                                                 Hamilton HM12,
                                                                 BERMUDA

Christopher Samuelson           Chief Executive Officer          Mutual Trust Management      Director and Chief
(Switzerland)                   of MTM Group Ltd.                Switzerland                  Executive Officer
                                                                 SA
                                                                 65 Rue du Rhone
                                                                 P.O. Box 6522
                                                                 CH 1211 Geneva 6
                                                                 SWITZERLAND

Robert Becker                   Managing Director of Mutual      Mutual Trust                 Director & Group
(Ireland)                       Trust Management                 Management                   Marketing Director
                                Ireland Limited                  Ireland Limited
                                                                 2nd Floor, 11-12
                                                                 Warrington
                                                                 Place, Dublin 2
                                                                 IRELAND

Suzanne Gujadhur-Bell           Chairman of Mutual Trust         Mutual Trust                 Director
(Mauritius)                     Management                       Management
                                Mauritius Limited                Mauritius Limited
                                                                 608 St. James Court
                                                                 St. Denis Street
                                                                 Port Louis, Mauritius

Ton Diekman                     Chairman of NCS Benelux          Olympic Plaza Building       Director & Group
(Holland)                       BV                               Frederick Roeskestraat       Managing Director
                                                                 123-3
                                                                 1076 EE Amsterdam
                                                                 P.O. Box 75288
                                                                 1070 AG Amsterdam
                                                                 The Netherlands

Adrie Beerepoot                 Finance Director of NCS          Olympic Plaza Building       Director & Chief
(Holland)                                                        Frederick Roeskestraat       Operating Officer
                                                                 123-3
                                                                 1076 EE Amsterdam
                                                                 P.O. Box 75288
                                                                 1070 AG Amsterdam
                                                                 The Netherlands


David D. Cuby                   Chairman of Mutual Trust         Mutual Trust Management      Director
(Gibraltar)                     Management                       Gibraltar Limited
                                Gibraltar Limited                P.O. Box 472
                                                                 50 Town Range, 4th Floor
                                                                 Gibraltar

         MTM Group advises that no persons and/or organizations other than MRM Services, which owns 100% of the capital stock of MTM Group, control MTM Group (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix D

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Trust.

Name and Citizenship or             Present Principal                                           Relationship to
 Place of Organization          Occupation or Employment            Business Address               MTM Trust
-----------------------         ------------------------            ----------------            ---------------

Jane Anne Hurley                 Chartered Secretary             P.O. Box 274                       Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Denis J. P. Therezien            Accountant                      P.O. Box 274                       Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Monika Angela Nozedar            Trust Manager-Alternate         P.O. Box 274                       Alternate
                                 Director of MTM Trust           Thirty Six Hilgrove Street         Director
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Stephen Andrew Morgan            Accountant and Director         P.O. Box 274                       Director
(Jersey, Channel Islands)        of MTM Trust                    Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

MTM Secretaries Limited          Corporate secretary services    P.O. Box 274                       Secretary
(Jersey, Channel Islands)                                        Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR


         MTM Trust advises that no persons and/or organizations other than MTM Group, which owns 100% of the capital stock of MTM Trust, control MTM Trust (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix E

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Trustees.

Name and Citizenship or             Present Principal                                            Relationship to
 Place of Organization          Occupation or Employment            Business Address               MTM Trustees
-----------------------         ------------------------            ----------------             ---------------

Jane Anne Hurley                 Chartered Secretary             P.O. Box 274                        Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Denis J. P. Therezien            Accountant                      P.O. Box 274                        Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Monika Angela Nozedar            Trust Manager-Alternate         P.O. Box 274                        Alternate
                                 Director of MTM Trust           Thirty Six Hilgrove Street          Director
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Stephen Andrew Morgan            Accountant and Director         P.O. Box 274                        Director
(Jersey, Channel Islands)        of MTM Trust                    Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

MTM Secretaries Limited          Corporate secretary services    P.O. Box 274                        Secretary
(Jersey, Channel Islands)                                        Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

         MTM Trustees advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Trustees, control MTM Trustees (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix F

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Nominees.

Name and Citizenship or          Present Principal                                              Relationship to
 Place of Organization       Occupation or Employment               Business Address              MTM Nominees
-----------------------      ------------------------               ----------------            ---------------

Jane Ann Hurley                Chartered Secretary                P.O. Box 274                     Director
(Jersey, Channel Islands)      Director of Hemisphere Trust       Thirty Six Hilgrove
                                                                  Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Denis J. P. Therezien          Accountant                         P.O. Box 274                     Director
(Jersey, Channel Islands)      Director of MTM Trust              Thirty Six Hilgrove
                                                                  Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Monika Angela Nozedar          Trust Manager-Alternate            P.O. Box 274                     Alternate
                               Director of MTM Trust              Thirty Six Hilgrove Street       Director
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Stephen Andrew Morgan          Accountant and Director            P.O. Box 274                     Director
(Jersey, Channel Islands)      of MTM Trust                       Thirty Six Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

MTM Secretaries Limited        Corporate secretary services       P.O. Box 274                     Secretary
(Jersey, Channel Islands)                                         Thirty Six Hilgrove
                                                                  Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

         MTM Nominees advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Nominees, control MTM Nominees (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix G

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MTM Investments.

Name and Citizenship or          Present Principal                                             Relationship to
 Place of Organization       Occupation or Employment               Business Address           MTM Investments
-----------------------      ------------------------               ----------------           ---------------

Jane Anne Hurley                 Accountant                      P.O. Box 274                      Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Denis J. P. Therezien            Accountant                      P.O. Box 274                      Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Monika Angela Nozedar            Trust Manager-Alternate         P.O. Box 274                      Alternate
                                 Director of MTM Trust           Thirty Six Hilgrove Street        Director
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Stephen Andrew Morgan            Accountant and Director         P.O. Box 274                      Director
(Jersey, Channel Islands)        of MTM Trust                    Thirty Six Hilgrove Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

MTM Secretaries Limited          Corporate secretary services    P.O. Box 274                      Secretary
(Jersey, Channel Islands)                                        Thirty Six Hilgrove
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

         MTM Investments advises that no persons and/or organizations other than MTM Trust, which owns 100% of the capital stock of MTM Investments, control MTM Investments (either individually or as a group) as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   Appendix H

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Fulmead.

Name and Citizenship or            Present Principal
 Place of Organization         Occupation or Employment            Business Address          Relationship to Fulmead
-----------------------        ------------------------            ----------------          -----------------------

Denis J. P. Therezien            Accountant                      P.O. Box 274
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove               Director
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Jane Anne Hurley                 Chartered Secretary             P.O. Box 274                      Director
(Jersey, Channel Islands)        Director of MTM Trust           Thirty Six Hilgrove
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

Monika Angela Nozedar            Trust Manager-Alternate         P.O. Box 274                      Alternate
                                 Director of MTM Trust           Thirty Six Hilgrove Street        Director
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

MTM Secretaries Limited          Corporate secretary services    P.O. Box 274                      Secretary
(Jersey, Channel Islands)                                        Thirty Six Hilgrove
                                                                 Street
                                                                 St. Helier, Jersey
                                                                 JE4 8TR

         Fulmead advises that 50% of the voting capital stock of Fulmead is owned by MTM Nominees and 50% of the voting capital stock of Fulmead is owned by MTM Investments, in each case as nominee and trustee for MTM Trustees. Information about these Reporting Persons is set forth on Appendices E, F and G attached hereto.

EXHIBIT A

                             Joint Filing Agreement

         In connection with the beneficial ownership of shares of common stock, par value $.01 per share, of Z-Tel Technologies, Inc., Inc (the "Issuer"), Mutual Risk Management Ltd, a Bermuda limited liability company , MRM Services Ltd., a Bermuda limited liability company, MTM Group Ltd., a Bermuda limited liability company, Mutual Trust Management (Jersey) Limited, a Jersey limited liability company, MTM Trustees Limited, a Jersey limited liability company, MTM Nominees Limited, a Jersey limited liability company, MTM Investments Limited, a Jersey limited liability company, Fulmead Ventures Limited, a British Virgin Islands company, and The Mayer Trust, a Channel Islands Trust, consent on behalf of such persons to all filings, including the filing of this Amendment No. 1 to
Schedule 13D and all amendments thereto pursuant to Rule 13d-2(f)(1)(iii), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required under the Exchange Act pursuant to which joint filing statements are permitted.

         Eduard J. Mayer and Mutual Risk Management (Holdings) Limited, a Bermuda limited liability company hereby agree only to the joint filing of the Amendment No. 1 to Schedule 13D on behalf of such persons, at which time their reporting obligations with respect to the Issuer shall cease.

         IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be signed as of this 15th day of February, 2002.

                                  MUTUAL RISK MANAGEMENT LTD


                                  By:   /s/ RICHARD O'BRIEN
                                     ------------------------------------------
                                     Name:  Richard O'Brien
                                     Title: Senior Vice President and
                                            General Counsel

                                  MRM SERVICES LTD.


                                  By: /s/ RICHARD O'BRIEN
                                     ------------------------------------------
                                  Name:   Richard O'Brien
                                  Title:


                                  MTM GROUP LTD.


                                  By:
                                     ------------------------------------------
                                  Name:
                                  Title:

                                  MUTUAL TRUST MANAGEMENT (JERSEY)
                                  LIMITED


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director

                                  MTM TRUSTEES LIMITED


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director


                                  MTM NOMINEES LIMITED


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director

                                  MTM INVESTMENTS LIMITED


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director


                                  FULMEAD VENTURES LIMITED


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director


                                  THE MAYER TRUST

                                  BY: MTM TRUSTEES LIMITED, as Trustee


                                  By: /s/ DENIS J.P. THEREZIEN
                                     ------------------------------------------
                                  Name:   Denis J.P. Therezien
                                  Title:  Director

                                  EDUARD J. MAYER

                                  /s/ EDUARD J. MAYER
                                  ---------------------------------------------
                                  Eduard J. Mayer

                                  MUTUAL RISK MANAGEMENT (HOLDINGS) LIMITED


                                  By: /s/ ELIZABETH PRICE
                                     ------------------------------------------
                                  Name:   Elizabeth Price
                                  Title:  Secretary